UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 5, 2014 entitled “GeoPark expands portfolio in the Llanos Basin in Colombia with the acquistion of an interest in the CPO-4 Block”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK EXPANDS PORTFOLIO IN THE LLANOS BASIN IN COLOMBIA WITH THE ACQUISITION OF AN INTEREST IN THE CPO-4 BLOCK

Santiago, Chile -- November 5, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations in Chile, Colombia, Brazil, Argentina and Peru, today announces expansion in Colombia with the addition of the CPO-4 Block to its portfolio through a partnership with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company).

The CPO-4 Block is an attractive high potential block on trend with GeoPark’s successful Llanos 34 Block in the Llanos Basin (approximately 60 km away). The CPO-4 Block covers an area of approximately 345,600 acres (1,398 sq km) with 3D seismic coverage of approximately 880 sq km and sparse drilling activity (with only 4 wells drilled to date). SK and GeoPark have jointly identified new prospects in CPO-4 similar to prospects and leads in GeoPark’s Llanos 34 Block where GeoPark has successfully discovered oil.

In accordance with the farm-in agreement, and subject to the approval of Agencia Nacional de Hidrocarburos (ANH) in Colombia, GeoPark will operate and receive a 50% working interest (WI) in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well. The well is targeted for 1H2015 and GeoPark’s total financial commitment is approximately $6.0 million. There is an option to move to an additional exploration phase following the drilling of a successful well.

James F. Park, CEO of GeoPark, said: "We are pleased to acquire an interest in the CPO-4 Block and add to our highly-attractive Colombian portfolio. This block allows us to leverage our exploration and operational success in the Llanos Basin in Colombia – as well as, go to work immediately. We also look forward to our first partnership with SK Group – which has an important presence and track-record of success in Latin America.”

CONTACTS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company, which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

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2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 5, 2014